# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AUGUSTA GOLD CORP., CIK 0001448597
CUSIP: 051276103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Suite 555 - 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1
Date of event which requires filing of this statement: 04/30/2025
Amends the filing with accession number 0001062993-21-002678
Filed by CIK 0001829144
Persons authorized to receive notices and communications: Augusta Investments Inc., Suite 555, 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1, (604) 687-1717; Copy to: Jason K. Brenkert, Dorsey & Whitney LLP, 1400 Wewatta Street, Suite 400, Denver, Colorado (CO), 80202-5549, (303) 629-3445

## Reporting persons
- Augusta Investments Inc. (CIK 0001829144): type of reporting person: corporation (CO), savings association (SA); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: working capital (WC); sole voting power 25,475,888; shared voting power 0; sole dispositive power 25,475,888; shared dispositive power 0; aggregate amount beneficially owned 25,475,888 (29.7% of the class)
  Comment: The percentage used in Item 13 is calculated based upon 85,929,753 outstanding shares of Augusta Gold Corp. as of March 17, 2025.
- Warke Richard W (CIK 0001390411): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 26,925,888; shared voting power 0; sole dispositive power 26,925,888; shared dispositive power 0; aggregate amount beneficially owned 26,925,888 (30.8% of the class)
  Comment: Items 7, 9, and 11 includes 25,475,888 Shares and options exercisable for 1,450,000 Shares, 1,016,667 of which are fully vested and exercisable within the next 60 days.
  
  The percentage used in Item 13 is based upon 85,929,753 outstanding shares of Augusta Gold Corp. as of March 17, 2025, plus 1,450,000 options which are beneficially owned by Richard Warke and are included pursuant to Rule 13d-3(d)(1)(i) of the Act.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AUGUSTA GOLD CORP.
Address of issuer's principal executive offices: Suite 555 - 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1
Comment:
This Statement constitutes Amendment No. 17 ("Amendment No. 17") to the Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on March 12, 2021 (the "Original Schedule 13D"), as amended through to the date hereof (the "Amended Schedule 13D") with respect to the common stock of Augusta Gold Corp. (the "Issuer"), held by Augusta Investments Inc. ("Augusta Investments") and Richard Warke ("Mr. Warke").

This Schedule 13D supplements, amends and constitutes Amendment No. 19 to the Schedule 13D filed with the Commission by Augusta Investments on October 28, 2020, as amended through to the date hereof.

This Amendment No. 17 amends and supplements the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On April 30, 2025, the Issuer and Augusta Investments entered into a Fourth Amendment (the "Fourth Amendment") to its amended and restated secured promissory note issued to Augusta Investments on March 27, 2024, as amended by Amendment Number One dated June 28, 2024, Amendment Number Two dated September 20, 2024, Amendment Number 3 dated December 27, 2024, and amendments to the Schedule A thereto from time (as amended through March 27, 2025 the "Amended and Restated Note").

The Fourth Amendment evidenced Augusta Investments Inc. loaning the Company an additional $500,000.00 effective as of April 25, 2025, pursuant to the terms and conditions of the Amended and Restated Note (the "Additional Loan"). As amended by the Fourth Amendment, the Amended and Restated Note is for a principal amount of $31,101,339.03 and the outside maturity date is extended to November 30, 2025.

The Fourth Amendment also evidenced that the $5,479,941.03 repaid to Augusta Investments on October 2, 2024 satisfied in full the Issuer's obligation in the second amendment to the amended and restated promissory note dated September 30, 2024, to immediately repay $5,479,941.03 to Augusta Investments.

Outside of adding the Additional Loan to the principal amount of the Amended and Restated Note, evidencing the October 2, 2024 repayment, and extending the maturity date, the Fourth Amendent did not amend, alter, restate or otherwise change the principal terms and conditions of the Amended and Restated Note as described in Item 1.01 of the Company's Current Reports as filed on September 19, 2022, March 28, 2024, July 5, 2024, October 2, 2024, December 31, 2024, and March 28, 2025, which disclosure is incorporated herein by reference.

## Signatures
- Augusta Investments Inc.: /s/ Richard W. Warke, Richard W. Warke, President of Augusta Investments Inc. (05/01/2025)
- Warke Richard W: Richard W. Warke, Richard W. Warke (05/01/2025)